Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated July 8, 2024, except for Note 2.1 for the Restatement of Consolidated Financial Statements which the date is September 6, 2024 in the Registration Statement on Form F-1, under the Securities Act of 1933, as amended, with respect to the consolidated balance sheets of Fast Track Group and its subsidiaries (collectively referred to as the “Company”) as of February 29, 2024 and February 28, 2023, the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for each of the years in the two-year period ended February 29, 2024 and the related notes. We also consent to the reference to our Firm under the heading “Experts” in such Registration Statement.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2024.

Singapore

November 15, 2024

PCAOB ID Number 6783